SKYPEOPLE FRUIT JUICE, INC.

February 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	SkyPeople Fruit Juice, Inc.
Amendment No. 1 to Registration Statement on Form S-3/A
Filed February 17, 2017
File No. 333-206353

Acceleration Request

Requested Date:          February 23, 2017

Requested Time:         10:30 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SkyPeople Fruit Juice, Inc. (the “Company”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above- referenced Registration Statement and declare such Registration Statement effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

[Signature Page Follows]

Sincerely,

SKYPEOPLE FRUIT JUICE, INC.

By:	/s/ Hongke Xue
Hongke Xue Chief Executive Officer and Chairman of the Board of Directors

cc:	Jeffrey Li, Garvey Schubert Barer Chelsea Anderson, Garvey Schubert Barer